SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Curative Health Services, Inc.
(Name of Issuer)

Common Stock, .01 Par Value
(Title of Class of Securities)

231264102
(CUSIP Number)

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 231264102	Page 2 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	430,871 0 430,871 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,871

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 231264102	Page 3 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 430,871 0 430,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,871;

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 231264102	Page 4 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 430,871 0 430,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,871

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 231264102	Page 5 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin R. Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	13,354 430,871 13,354 430,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 6 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,227 0 16,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 7 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HVS Boxers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION [Delaware]

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	16,227 0 16,227 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 231264102	Page 8 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Gantcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	16,227 0 16,227 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 9 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George A. Kellner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	16,227 0 16,227 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 10 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judith Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,227 0 16,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 11 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	16,227 0 16,227 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 231264102	Page 12 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald L. Parsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	16,227 0 16,227 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,227;

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .21%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 13 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Roosevelt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,164 0 1,164 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 14 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Holland G. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 6,676 0 6,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,676

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .08%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 231264102	Page 15 of 23

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Wilson Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,676 0 6,676 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,676;

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .08%;

14	TYPE OF REPORTING PERSON* OO

ITEM 1. SECURITY AND ISSUER

          This Statement on Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares") of Curative Health Services, Inc., a Minnesota corporation (the "Company").

          The address of the Company's principal executive offices is 150 Motor Parkway, Hauppauge, NY 11788.

ITEM 2. IDENTITY AND BACKGROUND

          JPAF, Limited Partnership, a Delaware limited partnership, is the general partner of JP Acquisition Fund II, L.P. The general partner of JPAF, Limited Partnership is Jacobson Partners, a New York general partnership of which Benjamin R. Jacobson is the managing partner.

          The other Reporting Persons consist of persons who generally co-invest with Jacobson Partners and its affiliate funds and former partners or employees of Jacobson Partners.

          HVS Boxers, LLC is a New York limited liability company. The manager of HVS Boxers, LLC is Michael J. Fuchs.

           Amcito Partners, L.P. is a New York limited partnership. The general partner of Amcito Partners, L.P. is Judith Little.

           Holland G. Wilson is the trustee for the James F. Wilson Family Trust and the sister of James F. Wilson. James F. Wilson's two children are the sole beneficiaries of this trust.

          Set forth below, in the following table, is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Business

JP Acquisition Fund II, L.P. 595 Madison Avenue, Suite 3100 New York, NY 10022	Delaware	Investment Partnership

JPAF, Limited Partnership 595 Madison Avenue, Suite 3100 New York, NY 10022;	Delaware	General Partner of JP; Acquisition Fund II, L.P.

Jacobson Partners 595 Madison Avenue, Suite 3100 New York, NY 10022	New York	Investment Partnership, General Partner of JPAF, Limited Partnership

Benjamin R. Jacobson 595 Madison Avenue, Suite 3100 New York, NY 10022	USA	Managing Partner of Jacobson Partners

Michael J. Fuchs 9 West 57th Street C New York, NY 10019	USA	Private Investor, Manager of HVS Boxers, LL

HVS Boxers, LLC 9 West 57th Street New York, NY 10019	New York	Investments

Nathan Gantcher HPB Associates 65 East 55th Street, 30th Floor New York, NY 10022	USA	Private Investor

George A. Kellner Kellner, DiLeo & Co. 900 Third Avenue, 10th Floor New York, NY 10022	USA	Chief Executive Officer of Kellner, DiLeo & Co.

Judith Little 630 Fifth Avenue, Suite 2620 New York, NY 10111	USA	Private Investor, General; Partner of Amcito Partners

Amcito Partners, L.P. 630 Fifth Avenue, Suite 2620 New York, NY 10111	New York	Investment Partnership

Gerald L. Parsky Aurora Capital Group 10877 Wilshire Boulevard Suite 2100 Los Angeles, CA 90024	USA	Investment Banker

David A. Roosevelt 1349 Lexington Avenue, Apt. 10B New York, NY 10128	USA	Private Investor

Holland G. Wilson 1 Polly Road Rye, NY 10580	USA	Trustee

James F. Wilson Family Trust 1 Polly Road Rye, NY 10580	USA	Trust

          During the last five years, none of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price (exclusive of commissions) of the total of 533,200 Shares beneficially owned by the Reporting Persons as of March 15, 2001 was $3,739,273. The source of funds for the purchase of the Shares was the working capital and personal funds of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

           Background

          Jacobson Partners was introduced to the Company by Joseph and Matthew Feshbach (the "Feshbach Brothers") in early 1999. The Feshbach Brothers were shareholders and suggested that Jacobson Partners consider offering to purchase the Company. Jacobson Partners, on behalf of the Reporting Persons, began acquiring shares of Common Stock of the Company in April 1999 with a view towards making an offer for the Company. Shortly after making the initial investments, in April 1999, the Company reported that a complaint had been filed by a "whistleblower" under the Federal False Claims Act in the Federal District Court in Tampa, Florida (the "Florida Action") alleging that the Company made improper charges to Columbia/HCA hospitals as well as other hospitals. The Company also reported that a "Health Care Investigation" had been commenced by the Office of Inspector General ("OIG") of the United States Department of Health and Human Services, Region II (New York, NY). As a result of these adverse developments, the Reporting Persons determined to defer making any acquisition proposal pending a clarification of the potential consequences of these matters.

          By letter dated September 27, 1999 to the Company's Board of Directors (the "Board"), Jacobson Partners requested the Board's cooperation in authorizing a due diligence investigation by Jacobson Partners of all aspects of the Company in order for Jacobson Partners to develop a firm acquisition proposal on behalf of the Reporting Persons for submission to the Board. In its letter, Jacobson Partners stated that it expected to work closely with the Company's management who would be offered the opportunity to be included in the buy-out group in developing a detailed proposal which would provide shareholders with cash consideration of $8.00 per share of Common Stock. The $8.00 per share price represented a significant premium to the then market price of approximately $5.00 per share of Common Stock.

          Due to the fact that Jacobson Partners was introduced to the Company by the Feshbach Brothers, Jacobson Partners had an oral understanding with them that (i) the Feshbach Brothers could maintain their ownership interest by rolling over their stock interest in the Company into equity of an entity to be formed by an investor group led by Jacobson Partners to acquire the Company and (ii) the Feshbach Brothers would receive as a finder's fee warrants to acquire 3% of the equity of the acquisition entity.

          In response to its letter, the Company advised Jacobson Partners that it was unwilling to provide any materials relating to the Florida Action to which the attorney/client privilege might attach. In response to this letter and comments by Laurence J. Stuesser (who was then Chairman of the Board of the Company) at a meeting with Benjamin Jacobson, by letter dated October 27, 1999, Jacobson Partners stated that it was prepared to proceed towards a transaction at $7.00 per share of Common Stock without having access to any information or materials covered by the attorney/client privilege. As a further inducement to the Company, Jacobson Partners stated in its letter that if it was permitted to conduct customary due diligence, the Reporting Persons would opt out of the pending class action shareholder lawsuits that had been filed against the Company after disclosure of the Florida Action and the Health Care Investigation alleging, among other things, violations of the Federal securities laws by failing to disclose material information relating to its contractual relations with Columbia/HCA Healthcare Corporation and other hospitals.

          The Company responded by letter dated October 28, 1999 stating that the Board had discussed Jacobson Partners' October 27th letter and had instructed its attorneys to prepare a Confidentiality Agreement with a view to arranging a meeting with Jacobson Partners for the purpose of sharing information and discussing the proposal after the Confidentiality Agreement is signed. On November 3, 1999, the Company and Jacobson Partners signed the Confidentiality Agreement which did not contain any standstill or other restrictions on Jacobson Partners' ability to take any unilateral actions towards acquiring the Company or control of the Board. Thereafter, on November 5, 1999, in lieu of the anticipated meeting with representatives of the Company, at the Company's request a very brief telephone conference was held in which senior officers of the Company and its outside counsel and representatives of Jacobson Partners and its outside counsel participated. Rather than receiving any due diligence information or engaging in a discussion concerning Jacobson Partners' acquisition proposal, the Company's representatives advised that a "significant development" had occurred which could not be disclosed to Jacobson Partners and that, as a result thereof, the Company could not engage in a transaction with Jacobson Partners at that time.

          In January 2000, the Company reported that it had learned that the Health Care Investigation by the OIG referred to above related to a separate complaint that had been filed under seal in the Federal District Court for the Southern District of New York (the "New York Action") by another "whistleblower" under the Federal False Claims Act containing various allegations certain of which are similar to the allegations in the Florida Action. The Company advised Jacobson Partners that the New York Action was the so-called "significant development" referred to during the November 5, 1999 telephone conference. However, notwithstanding public disclosure of the "significant development", the Company refused to enter into negotiations with Jacobson Partners regarding its prior proposals to acquire the Company. Jacobson Partners believes that the Board had no intention of engaging in bona fide discussions or negotiations regarding its acquisition proposals and that the actions taken by the Company's representatives outlined in the preceding paragraph were intended to foreclose any negotiated acquisition and inhibit any unilateral actions by Jacobson Partners.

          From time to time thereafter during 2000, Jacobson Partners had discussions with certain members of the Company's management and Board with regard to the Company's activities, including the status of the Florida and New York Actions and the shareholder class action, and whether the Board would be receptive to a new proposal by Jacobson Partners. In August 2000, the Company sent to Jacobson Partners a new Confidentiality Agreement under which the Company would provide Jacobson Partners with confidential, non-public information to assist it in making an acquisition proposal. Unlike the Confidentiality Agreement that had been signed on November 3, 1999, the August 2000 Confidentiality Agreement contained, among other things, broad standstill provisions under which the Reporting Persons would, for a period of five years, have been precluded, without the prior written consent of the Board, from taking various actions, including (i) acquiring or proposing to acquire any securities or property of the Company, (ii) participating in a proxy solicitation or (iii) otherwise seeking to control or influence the management, Board of Directors or policies of the Company. The Reporting Persons did not enter into the proposed Confidentiality Agreement.

          In late October 2000, Joseph Feshbach suggested to Benjamin Jacobson that the Board would be receptive to an offer to purchase the operating assets of the Company for a price of $15 million to $20 million. Based on this suggestion by Joseph Feshbach, by letter to the Board dated November 1, 2000, Jacobson Partners expressed the interest of the Reporting Persons in purchasing the assets and assuming certain liabilities of the Company directly associated with the operation of the Company's Wound Care Centers, but excluding the Company's considerable cash and cash equivalents and marketable securities (which, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the "September 10-Q"), totaled approximately $46.1 million as of that date) and the Company's investment in Accordant Health. The purchase price for the assets to be acquired would consist of $14 million in cash plus the 371,100 shares of Common Stock then owned by the Reporting Persons. The liabilities that would not be assumed included (i) all government, Medicare and related claims relating to the Florida and New York Actions, (ii) all liabilities associated with the shareholder class action and (iii) undisclosed liabilities.

          In response to this new proposal from Jacobson Partners, Gerrard Moufflet, the Chairman of the Special Committee of the Company's Board that had been formed to consider the proposal, advised Jacobson Partners, by a one-paragraph letter dated November 13, 2000, that the Special Committee had rejected the offer without any explanation other than that the Special Committee "does not believe that the offer is in the best interest of the Company or its stockholders."

          Subsequently, Jacobson Partners attempted to elicit from Mr. Moufflet and Mr. Feshbach why its offer is not in the best interests of the Company's stockholders and what type of alternative offer would be acceptable. As a result, a meeting was held in Boston in January 2000 at which Messrs. Moufflet and Feshbach stated that the acquisition of only the Company's operating assets could have adverse consequences but did not express any interest in discussing any alternative structure for an acquisition transaction. Jacobson Partners believes that, consistent with the Board's response to its September and October 1999 acquisition proposals, the Board had no intention of giving serious consideration to its November 1, 2000 proposal.

Current Intentions

          In view of these events and the Board's consistent refusal to discuss or negotiate the various proposals made by Jacobson Partners since September 1999, the Reporting Persons believe that the Board has not been acting in good faith and in the best interests of the Company's stockholders.

          The Reporting Persons have recently increased their ownership of shares of Common Stock in open market transactions to approximately 6.78% of the 7,865,860 shares outstanding as of November 1, 2000 as reported in the Company's September 10-Q. The Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions and may also sell shares of Common Stock from time to time.

          The Reporting Persons intend to encourage the Board and the Company's management to take various actions in order to enhance the value of the Common Stock. Such actions may include (i) retaining the services of a nationally recognized investment banking firm to explore economic strategic alternatives for the Company, including a merger or other business combination or the sale of its wound care center business, (ii) substantially increasing the Company's stock repurchase program, (iii) diversifying the Company by utilizing its substantial cash reserves to acquire other business in the health care industry and (iv) changes in the Articles of Incorporation and By-Laws of the Company and its 1995 Shareholders Rights Agreement which may deter or adversely affect the acquisition of control of the Company by any person. The Reporting Persons may also discuss these or other strategies with other stockholders of the Company and other persons. Jacobson Partners reserves the right to pursue future negotiations to acquire the Company's Wound-Care Center business or otherwise to acquire the Company as a whole depending on, among other things, actions that may be taken by the Board and the Company's management and future developments with respect to the Company's business, the Florida and New York Actions, the OIG's Health Care Investigation and the stockholder class action. In addition, although they have made no determination to do so, the Reporting Persons may seek to (i) acquire control of the Company by means of a tender offer or otherwise, (ii) encourage other persons to make an offer to acquire the Company or (iii) nominate a slate of directors and solicit proxies for their election at the Company's 2001 Stockholders Meeting.

          There can be no assurances that the Reporting Persons will take any of the actions outlined above. The taking of any action by the Reporting Persons will depend on future developments and actions taken by the Board and evaluations thereof by the Reporting Persons.

          Except as set forth above in this Item 4. The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the matters set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Based on information contained in the Company's quarterly report on Form 10-Q for the period ended September 30, 2000, as of November 1, 2000 there were 7,865,860 shares of $.01 par value common stock of the Company issued and outstanding.

          As of March 15, 2001, the Reporting Persons beneficially owned an aggregate of 533,200 Shares which represent approximately 6.78% of the outstanding common stock of the Company.

          The following table sets forth the beneficial ownership of such Shares by the Reporting Persons:

                                      Number of Shares
      Name                           Beneficially Owned     Percentage of Class
     ------                         --------------------    --------------------

JP Acquisition Fund II, L.P.             430,871                 5.48%

JPAF, Limited Partnership (1)            430,871                 5.48%

Jacobson Partners (2)                    430,871                 5.48%

Benjamin R. Jacobson (3)                 444,225                 5.65%

Michael J. Fuchs (4)                      16,227                  .21%

HVS Boxers, LLC                           16,227                  .21%

Nathan Gantcher                           16,227                  .21%

George A. Kellner                         16,227                  .21%

Judith Little (5)                         16,227                  .21%

Amcito Partners, L.P.                     16,227                  .21%

Gerald L. Parsky                          16,227                  .21%

David A. Roosevelt                         1,164                  .01%

Holland G. Wilson (6)                      6,676                  .08%

James F. Wilson Family Trust               6,676                  .08%
(1)	Consists of JPAF, Limited Partnership's interest as general partner in the Shares owned by JP Acquisition Fund II, L.P. In addition, JPAF, Limited Partnership may be deemed the beneficial owner of the 430,871 Shares owned by JP Acquisition Fund II, L.P.

(2)	Consists of the aggregate of 430,871 Shares beneficially owned by JP Acquisition Fund II, L.P. Jacobson Partners, as the general partner of JPAF, Limited Partnership may be deemed to be the beneficial owner of these Shares; however, Jacobson Partners disclaims beneficial ownership of such Shares except to the extent of its direct and indirect partnership and membership interests in such entities.

(3)	Consists of 13,354 Shares beneficially owned by Mr. Jacobson and the 430,871 Shares beneficially owned by JP Acquisition Fund II, L.P. which may be deemed to be beneficially owned by Mr. Jacobson as the managing general partner of Jacobson Partners; however, Mr. Jacobson disclaims beneficial ownership of the Shares owned by JP Acquisition Fund II, L.P. except to the extent of his indirect partnership interest in such entity.

(4)	Consists of 16,227 Shares owned by HVS Boxers, LLC of which Mr. Fuchs is the Manager; however, Mr. Fuchs disclaims beneficial ownership of such Shares except to the extent of his membership interest in such entity.

(5)	Consists of 16,227 Shares owned by Amcito Partners, L.P. of which Ms. Little is general partner; however, Ms. Little disclaims beneficial ownership of such Shares except to the extent of her partnership interest in such entity.

(6)	As trustee of the James F. Wilson Family Trust, Ms. Wilson may be deemed to be the beneficial owner of 6,676 Shares beneficially owned by the trust.

          (c) During the 60 days prior to the date of this filing, the Reporting Persons effected purchases of Shares in open market transactions as set forth on Exhibit 2 to this Schedule 13D.

          (d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as set forth under Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares, including, but not limited to, transfer or voting of any Shares, finder's fees, joint ventures, loans or option arrangements, puts or calls guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           Exhibit Numbers

1.	Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

2.	Transactions in Shares During the Past 60 Days.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2001

JP ACQUISITION FUND II, L.P.

By: JPAF, Limited Partnership, General Partner
By: Jacobson Partners, General Partner

By: /S/ BENJAMIN R. JACOBSON
Benjamin R. Jacobson, Partner

JACOBSON PARTNERS

By: /S/ BENJAMIN R. JACOBSON
Benjamin R. Jacobson, Partner

JPAF, LIMITED PARTNERSHIP

By: Jacobson Partners, General Partner

By: /S/ BENJAMIN R. JACOBSON
Benjamin R. Jacobson, Partner

/S/ BENJAMIN R. JACOBSON                     _
BENJAMIN R. JACOBSON

MICHAEL L. FUCHS
HVS BOXERS, LLC
NATHAN GANTCHER
GEORGE A. KELLNER
JUDITH LITTLE
AMCITO PARTNERS, L.P.
GERALD L. PARSKY
DAVID A. ROOSEVELT
HOLLAND G. WILSON
JAMES F. WILSON FAMILY TRUST

/S/ BENJAMIN R. JACOBSON
By: Benjamin R. Jacobson,
as Attorney-in-Fact